UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Chesapeake Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

165159104

(CUSIP Number)

Brian M. Kabot
SCSF Equities, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
(561) 394-0550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

-with a copy to-
Gerald T. Nowak
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL  60601
(312) 861-2000

August 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 165159104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,891,651 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,891,651 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,651 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 165159104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,891,651 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,891,651 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,651 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 165159104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,891,651 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,891,651 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,651 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 165159104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,891,651 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,891,651 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,651 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 165159104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,891,651 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,891,651 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,651 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 165159104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,891,651 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,891,651 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,651 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 165159104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,891,651 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,891,651 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,651 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on August 13, 2007 by SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse (collectively, the “Reporting Persons”) with respect to the common stock, par value $1.00 per share (the “Common Stock”) of Chesapeake Corporation, a Virginia corporation (the “Issuer”) as follows:

Item 5.                                 Interest in Securities of the Issuer.

(a)–(b)            On August 15, 2007, the Reporting Persons purchased shares of Common Stock increasing the total number of shares owned by the Reporting Persons to 1,891,651 shares of Common Stock, or approximately 9.5% of the Issuer’s outstanding Common Stock.

(c)                                Except for the transactions described herein and those referenced in the Schedule 13D filed on August 13, 2007, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days except for the following transactions:  (i) on August 13, 2007 the Reporting Persons purchased 94,800 shares of Common Stock at an average price per share of $10.98, increasing the total number of shares owned by the Reporting Persons to 1,731,651 shares of Common Stock, (ii) on August 14, 2007 the Reporting Persons purchased 60,000 shares of Common Stock at an average price per share of $10.96, increasing the total number of shares owned by the Reporting Persons to 1,791,651 shares of Common Stock, and (iii) on August 15, 2007 the Reporting Persons purchased 100,000 shares of Common Stock at an average price per share of $10.77, increasing the total number of shares owned by the Reporting Persons to 1,891,651 shares of Common Stock.

Item 6.	Materials to be Filed as Exhibits.

	Exhibit A	Joint Filing Agreement, dated August 21, 2007, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2007	SCSF Equities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
	Name:	Marc J. Leder

*
	Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and filed June 5, 2007 on behalf of the Reporting Persons.

Dated: August 21, 2007	*By:	/s/ Michael McConvery	Attorney in Fact
Michael McConvery

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and all amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: August 21, 2007	SCSF Equities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By:	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
	Name:	Marc J. Leder

*
	Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Power of Attorney executed by the above Reporting Persons and filed June 5, 2007 on behalf of the Reporting Persons.

Dated: August 21, 2007	*By:	/s/ Michael McConvery	Attorney in Fact
Michael McConvery